UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):  ☒Form 10-K    ☐ Form 20-F   ☐ Form 11-K     ☐Form 10-Q   ☐ Form N-SAR

For Period Ended:  June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

DRS Inc.
Full Name of Registrant
N/A
Former Name if Applicable
8245 SE 36th St.
Address of Principal Executive Office (Street and Number)
Mercer Island, WA 98040
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

DRS Inc. (“the Company”) requires additional time to file its 10-K so that it can complete revisions to its business plan brought about by decisions made subsequent to its fiscal year-end to change its business strategy.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel Mendes	866	991-9960
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the fiscal year ended June 30, 2010 were $1,890,961, a decrease of 46% from revenues of $3,497,655 in the previous fiscal year ended June 30, 2009. Gross Profit was a negative $149,278 for the fiscal year ended June 30, 2010 compared to positive $526,573 in the previous fiscal year. Net loss increased 36% from $579,777 during the fiscal year ended June 30, 2009 to $786,373 in the fiscal year ended June 30, 2010.

The reduction in revenues and the increase in losses from fiscal 2009 to fiscal 2010, were primarily a result of reduced housing construction starts in the state of Washington over the past 3 years, and the resultant increased competition and deterioration in job profitability in the business sectors in which the Company conducted business.

DRS Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 29, 2010                                                                                                                                          By  /s/ Daniel Mendes, Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).